Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Collective Mining Ltd. (the “Company”)

82 Richmond St. East

Toronto, Ontario M5C 1P1

Item 2.	Dates of Material Change

October 24, October 25 and October 31, 2024

Item 3.	Press Releases

News releases in respect of the material changes referred to in this report were disseminated through the facilities of Canada NewsWire on October 24, 25 and 31, 2024. The news releases were subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On October 24, 2024, as amended October 25, 2024, the Company entered into an agreement BMO Capital Markets on behalf of a syndicate of Underwriters (as defined below) pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 7,000,000 common shares in the capital of the Company (the “Shares”) at a price of C$5.00 per Share (the “Offering Price”) for aggregate gross proceeds to the Company of $35,000,000 (the “Offering”). In addition, the Company granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 1,050,000 Shares at the Offering Price, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. On October 28, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with BMO Capital Markets, as lead underwriter and sole bookrunner, and including Clarus Securities Inc., Scotia Capital Inc., Roth Canada, Inc., Canaccord Genuity Corp., Ventum Financial Corp. and Jett Capital Advisors, LLC. (collectively, the “Underwriters”) with respect to the Offering.

The Offering, which included the full exercise of the Over-Allotment Option, and the Concurrent Private Placement (as defined below) closed on October 31, 2024, pursuant to which the Company raised aggregate gross proceeds of approximately C$46.38 million.

Item 5.	Full Description of Material Change

On October 24, 2024, as amended October 25, 2024, the Company entered into an agreement with BMO Capital Markets, and on October 28, 2024, the Company and the Underwriters entered into the Underwriting Agreement, pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 7,000,000 Shares the Offering Price for aggregate gross proceeds to the Company of C$35,000,000. In addition, the Company granted to the Underwriters the Over-Allotment Option.

On October 31, 2024, the Company completed the Offering for aggregate gross proceeds to Company of approximately C$40,250,000 which included the exercise of the Over-Allotment Option in full.

Concurrently with the closing of the Offering, the Company completed a non-brokered private placement of 1,226,235 Shares at the Offering Price (the “Concurrent Private Placement”) with a strategic investor of the Company for aggregate gross proceeds of C$6,131,175. The Concurrent Private Placement was completed to enable the strategic investor to top-up its ownership interest in the Company to approximately 9.99% on a partially-diluted basis after giving effect to the Offering, in accordance with the terms of the strategic investor’s existing participation right in equity financings of the Company.

The net proceeds from the Offering and the Concurrent Private Placement are expected to be used to fund ongoing work programs to advance the Company’s Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes, as more fully described in the prospectus supplement (the “Prospectus Supplement”) of the Company dated October 28, 2024.

The securities issued pursuant to the Offering were qualified for distribution pursuant to the Prospectus Supplement and a short form base shelf prospectus (the “Base Shelf Prospectus”) dated December 4, 2024, filed in each of the provinces and territories of Canada, other than Quebec, and offered and sold elsewhere outside of Canada on a private placement basis. The Prospectus Supplement, Base Shelf Prospectus, and the documents incorporated by reference therein, are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.cwww.sedarplus.ca.

Ari Sussman, the Executive Chair and a director of the Company, Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, Ashwath Mehra, a director of the Company, and a holder of over 10% of the issued and outstanding common shares of the Company (collectively, the “Insiders”) purchased an aggregate of 115,000 Shares pursuant to the Offering. Participation by the Insiders in the Offering was considered a “related party transaction” pursuant to Multilateral Instrument 61- 101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Insiders’ participation in the Offering in reliance of sections 5.5(a) and 5.7(1)(a) of MI 61-101. Written consent resolutions of the board of directors of the Company were passed approving the Offering. Messrs. Sussman and Mehra confirmed that they would have abstained from voting as a result of their respective disclosable interests in the Offering had such matters been considered at a duly called meeting of the board of directors, and Messrs. Sussman and Mehra executed such consent resolutions solely in order that they may take effect as consent resolutions pursuant to the provisions of the Business Corporations Act (Ontario). No special committee was established in connection with the Offering and the participation of the Insiders, and no materially contrary view was expressed by any director of the Company. The Company did not file a material change report 21 days prior to closing of the Offering as the participation of the Insiders in the Offering had not been confirmed at that time.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact:

Paul Begin

Chief Financial Officer and Corporate Secretary

t: 416.451.2727

Item 9.	Date of Report

October 31, 2024.

Cautionary Note Regarding Forward Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this material change report, forward-looking statements relate, among other things, to: the anticipated use of the net proceeds from the Offering and the Concurrent Private Placement; receipt of all final regulatory approvals in connection with the Offering and the Concurrent Private Placement; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

3